# AUTOCALLABLE LEVERAGED INDEX RETURN NOTES® (AUTOCALLABLE LIRNs®)

## Autocallable Leveraged Index Return Notes® Linked to the S&P 500® Index

| | |
|---|---|
| **Issuer** | HSBC USA Inc. ("HSBC") |
| **Principal Amount** | $10.00 per unit |
| **Term** | Approximately 3 years, if not called |
| **Market Measure** | The S&P 500® Index (Bloomberg symbol: "SPX") |
| **Automatic Call** | The notes will be called automatically if the closing level of the Market Measure on the Observation Date is equal to or greater than the Call Level |
| **Call Level** | 100% of the Starting Value |
| **Observation Date** | Approximately one year after the pricing date |
| **Call Amount (per Unit)** | $10.80 |
| **Payout Profile at Maturity** | • [110.00% to 130.00%] leveraged upside exposure to increases in the Market Measure<br>• 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your investment at risk |
| **Participation Rate** | [110.00% to 130.00%], to be determined on the pricing date. |
| **Threshold Value** | 100% of the Starting Value |
| **Investment Considerations** | This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes, are willing to take full downside risk and forgo interim interest payments, and are willing to have their notes called prior to maturity |
| **Preliminary Offering Documents** | https://www.sec.gov/Archives/edgar/data/83246/000110465925095569/tm2527726d23_fwp.htm |
| **Exchange Listing** | No |

*You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.*

**Risk Factors**

**Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:**

- If your notes are not automatically called, depending on the performance of the Market Measure as measured shortly before the maturity date, you may lose up to 100% of the principal amount.
- If the notes are called, your investment return is limited to the return represented by the Call Premium.
- Payments on the notes, including any repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
- The estimated initial value of the notes on the pricing date will be less than their public offering price.
- If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
- As a noteholder, you will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

*Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.*



— Note Return at Maturity

········· Direct Investment in Market Measure, Excluding Dividends

*The graph above and the table below assume that the notes are not called on the Observation Date and reflect the hypothetical return on the notes at maturity, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.*

| Hypothetical Percentage Change from the Starting Value to the Ending Value | Hypothetical Redemption Amount per Unit[1] | Hypothetical Total Rate of Return on the Notes |
|---|---|---|
| -100.00% | $0.00 | -100.00% |
| -50.00% | $5.00 | -50.00% |
| -20.00% | $8.00 | -20.00% |
| -10.00% | $9.00 | -10.00% |
| -6.00% | $9.40 | -6.00% |
| -3.00% | $9.70 | -3.00% |
| 0.00%[2] | $10.00 | 0.00% |
| 1.00% | $10.12 | 1.20% |
| 2.00% | $10.24 | 2.40% |
| 5.00% | $10.60 | 6.00% |
| 10.00% | $11.20 | 12.00% |
| 20.00% | $12.40 | 24.00% |
| 50.00% | $16.00 | 60.00% |

(1)  The Redemption Amount per unit is based on the **hypothetical** Participation Rate of 120.00%

(2)  This hypothetical percentage change corresponds to the Threshold Value.